                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                          (Amendment No. __________)*


                            MACDERMID, INCORPORATED
             ------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
             ------------------------------------------------------
                         (Title of Class of Securities)

                                  554273 10 2
             ------------------------------------------------------
                                 (CUSIP Number)

                           Markus P. Bolsinger, Esq.
                                KIRKLAND & ELLIS
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 446-4938
             ------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 29, 1999
             ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                           NOTE: Schedules filed in paper format shall include
                  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 19 Pages)

----------------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          CUSIP No. 554273 10 2                                      13D                                 Page 2 of 19 Pages
-----------------------------------------------------------------------------------------------------------------------------------
        1  NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           CITICORP VENTURE CAPITAL, LTD.
           13-2598089
-----------------------------------------------------------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                     (a) [ X ]
                                                                                                                     (b) [   ]
-----------------------------------------------------------------------------------------------------------------------------------
        3  SEC USE ONLY
-----------------------------------------------------------------------------------------------------------------------------------
        4  SOURCE OF FUNDS*
           WC
-----------------------------------------------------------------------------------------------------------------------------------
        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                    [    ]
-----------------------------------------------------------------------------------------------------------------------------------

        6  CITIZENSHIP OR PLACE OF ORGANIZATION
           NEW YORK
-----------------------------------------------------------------------------------------------------------------------------------
                          7  SOLE VOTING POWER
                             4,249,025 **
                         ----------------------------------------------------------------------------------------------------------
 NUMBER OF SHARES         8  SHARED VOTING POWER
   BENEFICIALLY              None
  OWNED BY EACH          ----------------------------------------------------------------------------------------------------------
 REPORTING PERSON         9  SOLE DISPOSITIVE POWER
       WITH                  4,249,025 **
                         ----------------------------------------------------------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER
                             None
-----------------------------------------------------------------------------------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                              4,249,025 **
-----------------------------------------------------------------------------------------------------------------------------------
       12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                    [    ]
-----------------------------------------------------------------------------------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                        13.2%
-----------------------------------------------------------------------------------------------------------------------------------
       14  TYPE OF REPORTING PERSON*
           CO
===================================================================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


         ** Represents (i) 3,774,781 shares directly beneficially owned by Citicorp Venture Capital, Ltd. ("CVC"), including 67,696 shares being held in escrow by State Street Bank and Trust Company, and (ii) 474,244 shares held by an affiliate of CVC, to which CVC disclaims beneficial ownership.

          CUSIP No. 554273 10 2                                      13D                                 Page 3 of 19 Pages
-----------------------------------------------------------------------------------------------------------------------------------
        1  NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           CITIBANK, N.A.
           13-52266470
-----------------------------------------------------------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                     (a) [ X ]
                                                                                                                     (b) [   ]
-----------------------------------------------------------------------------------------------------------------------------------
        3  SEC USE ONLY
-----------------------------------------------------------------------------------------------------------------------------------
        4  SOURCE OF FUNDS*
           OO
-----------------------------------------------------------------------------------------------------------------------------------
        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                    [   ]
-----------------------------------------------------------------------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE
-----------------------------------------------------------------------------------------------------------------------------------
                          7  SOLE VOTING POWER
                             None
                         ----------------------------------------------------------------------------------------------------------
 NUMBER OF SHARES         8  SHARED VOTING POWER
   BENEFICIALLY              4,249,025 **
  OWNED BY EACH          ----------------------------------------------------------------------------------------------------------
 REPORTING PERSON         9  SOLE DISPOSITIVE POWER
       WITH                  None
                         ----------------------------------------------------------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER
                             4,249,025 **
-----------------------------------------------------------------------------------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                              4,249,025 **
-----------------------------------------------------------------------------------------------------------------------------------
       12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                    [   ]
-----------------------------------------------------------------------------------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                        13.2%
-----------------------------------------------------------------------------------------------------------------------------------
       14  TYPE OF REPORTING PERSON*
           BK
===================================================================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


         ** Represents (i) 3,774,781 shares directly beneficially owned by Citicorp Venture Capital, Ltd. ("CVC"), including 67,696 shares being held in escrow by State Street Bank and Trust Company, and (ii) 474,244 shares held by an affiliate of CVC, to which CVC disclaims beneficial ownership.

          CUSIP No. 554273 10 2                                      13D                                 Page 4 of 19 Pages
-----------------------------------------------------------------------------------------------------------------------------------
        1  NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           CITICORP
           06-1515595
-----------------------------------------------------------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                     (a) [ X ]
                                                                                                                     (b) [   ]
-----------------------------------------------------------------------------------------------------------------------------------
        3  SEC USE ONLY
-----------------------------------------------------------------------------------------------------------------------------------
        4  SOURCE OF FUNDS*
           OO
-----------------------------------------------------------------------------------------------------------------------------------
        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                    [   ]
-----------------------------------------------------------------------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE
-----------------------------------------------------------------------------------------------------------------------------------
                          7  SOLE VOTING POWER
                             None
                         ----------------------------------------------------------------------------------------------------------
 NUMBER OF SHARES         8  SHARED VOTING POWER
   BENEFICIALLY              4,249,025 **
  OWNED BY EACH          ----------------------------------------------------------------------------------------------------------
 REPORTING PERSON         9  SOLE DISPOSITIVE POWER
       WITH                  None
                         ----------------------------------------------------------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER
                             4,249,025 **
-----------------------------------------------------------------------------------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                              4,249,025 **
-----------------------------------------------------------------------------------------------------------------------------------
       12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                    [   ]
-----------------------------------------------------------------------------------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                        13.2%
-----------------------------------------------------------------------------------------------------------------------------------
       14  TYPE OF REPORTING PERSON*
           HC
===================================================================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


         ** Represents (i) 3,774,781 shares directly beneficially owned by Citicorp Venture Capital, Ltd. ("CVC"), including 67,696 shares being held in escrow by State Street Bank and Trust Company, and (ii) 474,244 shares held by an affiliate of CVC, to which CVC disclaims beneficial ownership.

          CUSIP No. 554273 10 2                                      13D                                 Page 5 of 19 Pages
-----------------------------------------------------------------------------------------------------------------------------------
        1  NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           CITIGROUP HOLDINGS COMPANY
           06-1551348
-----------------------------------------------------------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                     (a) [ X ]
                                                                                                                     (b) [   ]
-----------------------------------------------------------------------------------------------------------------------------------
        3  SEC USE ONLY
-----------------------------------------------------------------------------------------------------------------------------------
        4  SOURCE OF FUNDS*
           OO
-----------------------------------------------------------------------------------------------------------------------------------
        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                    [   ]
-----------------------------------------------------------------------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE
-----------------------------------------------------------------------------------------------------------------------------------
                          7  SOLE VOTING POWER
                             None
                         ----------------------------------------------------------------------------------------------------------
 NUMBER OF SHARES         8  SHARED VOTING POWER
   BENEFICIALLY              4,249,025 **
  OWNED BY EACH          ----------------------------------------------------------------------------------------------------------
 REPORTING PERSON         9  SOLE DISPOSITIVE POWER
       WITH                  None
                         ----------------------------------------------------------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER
                             4,249,025 **
-----------------------------------------------------------------------------------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                              4,249,025 **
-----------------------------------------------------------------------------------------------------------------------------------
       12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                    [   ]
-----------------------------------------------------------------------------------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                        13.2%
-----------------------------------------------------------------------------------------------------------------------------------
       14  TYPE OF REPORTING PERSON*
           HC
===================================================================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


         ** Represents (i) 3,774,781 shares directly beneficially owned by Citicorp Venture Capital, Ltd. ("CVC"), including 67,696 shares being held in escrow by State Street Bank and Trust Company, and (ii) 474,244 shares held by an affiliate of CVC, to which CVC disclaims beneficial ownership.

          CUSIP No. 554273 10 2                                      13D                                 Page 6 of 19 Pages
-----------------------------------------------------------------------------------------------------------------------------------
        1  NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           CITIGROUP INC.
           52-1568099
-----------------------------------------------------------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                     (a) [ X ]
                                                                                                                     (b) [    ]
-----------------------------------------------------------------------------------------------------------------------------------
        3  SEC USE ONLY
-----------------------------------------------------------------------------------------------------------------------------------
        4  SOURCE OF FUNDS*
           OO
-----------------------------------------------------------------------------------------------------------------------------------
        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                    [    ]
-----------------------------------------------------------------------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE
-----------------------------------------------------------------------------------------------------------------------------------
                          7  SOLE VOTING POWER
                             None
                         ----------------------------------------------------------------------------------------------------------
 NUMBER OF SHARES         8  SHARED VOTING POWER
   BENEFICIALLY              4,311,564 **
  OWNED BY EACH          ----------------------------------------------------------------------------------------------------------
 REPORTING PERSON         9  SOLE DISPOSITIVE POWER
       WITH                  None
                         ----------------------------------------------------------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER
                             4,311,564 **
-----------------------------------------------------------------------------------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                              4,311,564 **
-----------------------------------------------------------------------------------------------------------------------------------
       12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                    [    ]
-----------------------------------------------------------------------------------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                        13.4%
-----------------------------------------------------------------------------------------------------------------------------------
       14  TYPE OF REPORTING PERSON*
           HC
-----------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


         ** Represents (i) 3,837,320 shares directly beneficially owned by Citicorp Venture Capital, Ltd. ("CVC"), including 67,696 shares being held in escrow by State Street Bank and Trust Company, and (ii) 474,244 shares held by an affiliate of CVC, to which CVC disclaims beneficial ownership.

This Statement (the "Statement") on Schedule 13D is being filed with the Securities and Exchange Commission pursuant to Rule 13d-1 of the Securities Exchange Act of 1394, as amended (the "Exchange Act").

Item 1.  Security and Issuer.

This Statement relates to the common stock, no par value per share (the "Common Stock"), of MacDermid, Incorporated, a Connecticut corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 245 Freight Street, Waterbury, CT 06702.

Item 2.  Identity and Background.

This Statement is being filed by (i) Citicorp Venture Capital, Ltd. ("CVC"),
(ii) Citibank, N.A. ("Citibank"), (iii) Citicorp, (iv) Citigroup Holdings Company ("Citigroup Holdings"), and (v) Citigroup Inc. ("Citigroup"), (collectively, the "Reporting Persons", and each a "Reporting Person").

(a) - (c) CVC is a New York corporation. The address of its principal business office is 399 Park Avenue, New York, New York 10043. CVC is principally engaged in the business of venture capital investment.

Citibank is a national banking association and is the sole stockholder of CVC. The address of its principal business office is 399 Park Avenue, New York, New York 10043. Citibank is a member of the Federal Reserve System and the Federal Deposit Insurance Corp.

Citicorp is a Delaware corporation and is the sole stockholder of Citibank. Citicorp is a U.S. bank holding company. The address of its principal business office is 399 Park Avenue, New York, New York 10043.

Citigroup Holdings is a Delaware corporation and is the sole stockholder of Citicorp. Citigroup Holdings is a holding company. The address of its principal business office is One Rodney Square, Wilmington, Delaware 19899.

Citigroup is a Delaware corporation and is the sole stockholder of Citigroup Holdings. The address of its principal business office is 153 East 53rd Street, New York, New York 10022. Citigroup is a diversified holding company whose businesses provide a broad range of financial services to consumer and corporate customers around the world. Citigroup's activities are conducted through its Global Consumer Bank, Global Corporate Bank, Asset Management and Investment Activities segments.

The following information with respect to each executive officer and director of each Reporting Person is set forth in Schedules A through E hereto: (i) name, (ii) business address, (iii) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted, together with the principal business and address of any such corporation or organization other than the Reporting Persons for which such information is set forth above.

(d) - (f) During the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, any of the persons listed on Schedules A through E hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. The citizenship of each of the individuals identified pursuant to paragraphs (a) through (c) is identified on Schedule A through E hereto.

A joint filing agreement of the Reporting Persons is attached hereto as Exhibit
1.

Item 3.   Source and Amount of Funds or Other Consideration.

On February 18, 1999, the Issuer executed a plan and agreement of merger with the stockholders (the "Stockholders") of PTI, Inc., a Delaware corporation ("PTI"), and MCD Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Issuer ("MCD"). The Issuer, MCD and the Stockholders amended the plan and agreement of merger as of July 27, 1999, September 13, 1999, October 29, 1999 and December 15, 1999 (as so amended, the "Merger Agreement"). On December 29, 1999, pursuant to the terms of the Merger Agreement, PTI merged with and into MCD (the "Merger") and the Stockholders received as consideration for the capital stock of PTI 7,000,000 shares of the

                              (Page 7 of 19 Pages)

Issuer's common stock, 127,000 shares of which will be held in escrow. No cash consideration, other than for fractional shares, has been paid by the Issuer to any Reporting Person.

Item 4.   Purpose of Transaction.

(a), (b) The information set forth in item 3 above is incorporated herein by reference.

The Reporting Persons acquired beneficial ownership upon the completion of the Merger.

(c)    Not applicable.

(d) In connection with the Merger, the Issuer's Board of Directors (the "Board") has approved an increase in the size of the Board to seven from six and has elected Joseph M. Silvestri, an officer of CVC to fill that vacancy. Mr. Silvestri, age 37, has been Vice President of CVC for the last five years.

(e) - (j) Not applicable.

Item 5.  Interest in Securities of the Issuer:

(a) - (b) CVC beneficially owns 3,774,781 shares of Common Stock, 67,696 shares of which are held in escrow. An affiliate of CVC beneficially owns 474,244 shares of Common Stock to which CVC disclaims beneficial ownership. The aggregate number of shares held by CVC and its affiliate representing approximately 13.2% of the outstanding shares of Common Stock as to 3,774,781 of which CVC has the sole power to vote and the sole power to dispose of.

Each of Citibank, Citicorp and Citigroup Holdings, exclusively through their holding company structures, also beneficially owns the same 3,774,781 shares of Common Stock held by CVC. The aggregate number of shares held through the holding company structures and by CVC's affiliate, representing approximately 13.2% of the outstanding shares of Common Stock as to 3,774,781 of which each of Citibank, Citicorp, and Citigroup Holdings has shared power to vote and shared power to dispose of.

Citigroup, through its direct and indirect subsidiaries beneficially owns 3,837,320 shares of Common Stock, 67,696 shares of which are held in escrow. The aggregate number of shares held through Citigroup's direct and indirect subsidiaries and by CVC's affiliate representing approximately 13.4% of the outstanding shares of Common Stock as to 3,837,320 of which Citigroup has shared power to vote and shared power to dispose of.

Except as stated above, none of the Reporting Persons beneficially owns any of the shares of capital stock of the Issuer.

(c) - (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.

The information set forth in items 3 and 4 above is incorporated herein by reference.

Except as set forth herein or in the Schedules or Exhibits hereto, to the best of the knowledge of the Reporting Persons, none of the persons listed on Schedules A through E has any other contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

1. Joint Filing Agreement, dated as of January 7, 2000 by and among CVC, Citibank, Citicorp, Citigroup Holdings and Citigroup.

2. Agreement and Plan of Merger, dated as of February 18, 1999 by and among the Issuer, MCD and the Stockholders.

3.       First Amendment, dated as of July 27, 1999.

4.       Second Amendment, dated as of September 13, 1999.

5.       Third Amendment, dated as of October 29, 1999.

6.       Fourth Amendment, dated as of December 15, 1999.

7.       Escrow Agreement, dated as of December 29, 1999.

                              (Page 8 of 19 Pages)

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 7, 2000

                         CITICORP VENTURE CAPITAL, LTD.

                         By:      /s/ Joseph M. Silvestri
                                  ----------------------------------------------
                                  Name:    M. Silvestri
                                  Title:   Vice President

                         CITIBANK, N.A.

                         By:      /s/ Kenneth Cohen
                                  ----------------------------------------------
                                  Name:    Kenneth Cohen
                                  Title:   Assistant Secretary

                         CITICORP

                         By:      /s/ Kenneth Cohen
                                  ----------------------------------------------
                                  Name:    Kenneth Cohen
                                  Title:   Assistant Secretary

                         CITIGROUP HOLDINGS COMPANY

                         By:      /s/ Kenneth Cohen
                                  ----------------------------------------------
                                  Name:    Kenneth Cohen
                                  Title:   Assistant Secretary

                         CITIGROUP, INC.

                         By:      /s/ Joan Caridi
                                  ----------------------------------------------
                                  Name:    Joan Caridi
                                  Title:   Assistant Secretary

                              (Page 9 of 19 Pages)

                                   SCHEDULE A

                      EXECUTIVE OFFICERS AND DIRECTORS OF
                         CITICORP VENTURE CAPITAL, LTD.

Unless otherwise indicated, each individual is a United States citizen. If no address is given, the director's or executive officer's business address is 399 Park Avenue, New York, New York 10043. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position with Citicorp Venture Capital, Ltd.

Name, Title and Citizenship                                 Principal Occupation and Business Address

William T. Comfort                                          Chairman and Director
Director

Ann M. Goodbody                                             Director
Director

Thomas E. Jones                                             Director
Director

Marc Weill                                                  Director
Director

Michael T. Bradley                                          Vice President
Executive Officer

Richard M. Castin                                           President
Executive Officer

Lauren M. Connelly                                          Vice President and Secretary
Executive Officer

Charles E. Corpening                                        Vice President
Executive Officer

Michael A. Delaney                                          Vice President
Executive Officer

Ian D. Highet                                               Vice President
Executive Officer

David Y. Howe                                               Vice President
Executive Officer

Byron L. Knief                                              Senior Vice President
Executive Officer

                             (Page 10 of 19 Pages)

Name, Title and Citizenship                                 Principal Occupation and Business Address

Richard E. Mayberry                                         Vice President
Executive Officer

Thomas F. McWilliams                                        Vice President
Executive Officer

M. Saleem Muqaddam                                          Vice President
Executive Officer

Thomas H. Sanders                                           Vice President
Executive Officer

Paul C. Schorr                                              Vice President
Executive Officer

Helene B. Shavin                                            Vice President and Assistant Secretary
Executive Officer

Joseph M. Silvestri                                         Vice President
Executive Officer

David F. Thomas                                             Vice President
Executive Officer

James A. Urry                                               Vice President
Executive Officer

John D. Weber                                               Vice President
Executive Officer

                             (Page 11 of 19 Pages)

                                   SCHEDULE B

                      EXECUTIVE OFFICERS AND DIRECTORS OF
                                 CITIBANK, N.A.

Name, Title and Citizenship                Principal Occupation and Business Address

Paul J. Collins                            Vice Chairman
Director                                   Citigroup Inc.
United States                              153 East 53rd St., 4th fl
                                           New York, NY 10043

Robert I. Lipp                             Chairman & CEO
Director                                   Global Consumer Business
United States                              Citigroup Inc.
                                           153 East 53rd St., 4th fl
                                           New York, NY 10043

Victor J. Menezes                          Co-Chief Executive Officer
Director and                               Global Corporate and Investment Bank
Executive Officer                          Citigroup Inc.
India                                      399 Park Avenue, 2nd fl
                                           New York, NY 10043

John S. Reed                               Chairman and Co-Chief Executive Officer
Director and                               Citigroup Inc.
Executive Officer                          153 East 53rd Street, 4th fl
United States                              New York, NY 10043

William R. Rhodes                          Vice Chairman
Director and                               Citigroup Inc.
Executive Officer                          399 Park Avenue, 2nd fl
United States                              New York, NY 10043

H. Onno Ruding                             Vice Chairman
Director and                               Citicorp/Citibank, N.A.
Executive Officer                          399 Park Avenue, 2nd fl
Netherlands                                New York, NY 10043

Edward D. Horowitz                         Corporate Executive Vice President
Executive Officer                          Citicorp/Citibank, N.A.
United States                              153 East 53rd Street, 4th fl
                                           New York, NY 10043

Michael A. Ross                            Senior Vice President and General Counsel
Executive Officer                          Citicorp/Citibank, N.A.
United States                              153 East 53rd Street, 3th fl
                                           New York, NY 10043


                             (Page 12 of 19 Pages)

                                   SCHEDULE C

                      EXECUTIVE OFFICERS AND DIRECTORS OF
                                    CITICORP

Name, Title and Citizenship                Principal Occupation and Business Address

Paul J. Collins                            Vice Chairman
Director                                   Citigroup Inc.
United States                              153 East 53rd St., 4th fl
                                           New York, NY 10043

Robert I. Lipp                             Chairman & CEO
Director                                   Global Consumer Business
United States                              Citigroup Inc.
                                           153 East 53rd St., 4th fl
                                           New York, NY 10043

Victor J. Menezes                          Co-Chief Executive Officer
Director and                               Global Corporate and Investment Bank
Executive Officer                          Citigroup Inc.
India                                      399 Park Avenue, 2nd fl
                                           New York, NY 10043

John S. Reed                               Chairman and Co-Chief Executive Officer
Director and                               Citigroup Inc.
Executive Officer                          153 East 53rd Street, 4th fl
United States                              New York, NY 10043

William R. Rhodes                          Vice Chairman
Director and                               Citigroup Inc.
Executive Officer                          399 Park Avenue, 2nd fl
United States                              New York, NY 10043

H. Onno Ruding                             Vice Chairman
Director and                               Citicorp/Citibank, N.A.
Executive Officer                          399 Park Avenue, 2nd fl
Netherlands                                New York, NY 10043

Edward D. Horowitz                         Corporate Executive Vice President
Executive Officer                          Citicorp/Citibank, N.A.
United States                              153 East 53rd Street, 4th fl
                                           New York, NY 10043

Michael A. Ross                            Senior Vice President and General Counsel
Executive Officer                          Citicorp/Citibank, N.A.
United States                              153 East 53rd Street, 3th fl
                                           New York, NY 10043

                             (Page 13 of 19 Pages)

                                   SCHEDULE D

                      EXECUTIVE OFFICERS AND DIRECTORS OF
                           CITIGROUP HOLDINGS COMPANY

Name, Title and Citizenship                Principal Occupation and Business Address

Paul J. Collins                            Vice Chairman
Director                                   Citigroup Inc.
United States                              153 East 53rd St., 4th fl
                                           New York, NY 10043

Robert I. Lipp                             Chairman & CEO
Director                                   Global Consumer Business
United States                              Citigroup Inc.
                                           153 East 53rd St., 4th fl
                                           New York, NY 10043

Victor J. Menezes                          Co-Chief Executive Officer
Director                                   Global Corporate and Investment Bank
India                                      Citigroup Inc.
                                           399 Park Avenue, 2nd fl
                                           New York, NY 10043

John S. Reed                               Chairman and Co-Chief Executive Officer
Director and                               Citigroup Inc.
Executive Officer                          153 East 53rd Street, 4th fl
United States                              New York, NY 10043

William R. Rhodes                          Vice Chairman
Director                                   Citigroup Inc.
United States                              399 Park Avenue, 2nd fl
                                           New York, NY 10043

H. Onno Ruding                             Vice Chairman
Director                                   Citicorp/Citibank, N.A.
Netherlands                                399 Park Avenue, 2nd fl
                                           New York, NY 10043

Sanford I. Weill                           Chairman and Co-Chief Executive Officer
Director and                               Citigroup Inc.
Executive Officer                          153 East 53rd Street, 4th fl
United States                              New York, NY 10043

Heidi G. Miller                            Chief Financial Officer
Executive Officer                          Citigroup Inc.
United States                              153 East 53rd St., 4th fl
                                           New York, NY 10043

                             (Page 14 of 19 Pages)

                                   SCHEDULE E

                      EXECUTIVE OFFICERS AND DIRECTORS OF
                                 CITIGROUP INC.

Name, Title and Citizenship                Principal Occupation and Business Address

C. Michael Armstrong                       Chairman & Chief Executive Officer
Director                                   AT&T Corporation
United States                              295 North Maple Avenue, Room 4353L
                                           Basking Ridge, NJ 07920

Alain J. P. Belda                          President & Chief Executive Officer
Director                                   Alcoa Inc.
Brazil                                     201 Isabella Street, Floor 6J12
                                           Pittsburgh, PA 15212-5858

Kenneth J. Bialkin                         Partner
Director                                   Skadden, Arps, Slate, Meagher & Flom
United States                              919 Third Avenue
                                           New York, NY 10022

Kenneth T. Derr                            Chairman & Chief Executive Officer
Director                                   Chevron Corporation
United States                              575 Market Street, 40th fl
                                           San Francisco, CA 94105

John M. Deutch                             Institute Professor
Director                                   Massachusetts Institute of Technology
United States                              77 Massachusetts Avenue, Room 6-208
                                           Cambridge, MA 02139

The Honorable Gerald R. Ford               Former President of the United States
Honorary Director                          40365 Sand Dune Road
United States                              Rancho Mirage, CA 92270

Ann Dibble Jordan                          Consultant
Director                                   2940 Benton Place, N.W.
United States                              Washington, DC 20008-2718

Reuben Mark                                Chairman and Chief Executive Officer
Director                                   Colgate-Palmolive Company
United States                              300 Park Avenue
                                           New York, NY 10022-7499

Michael T. Masin                           Vice Chairman and President - International
Director                                   GTE Corporation
United States                              1255 Corporate Drive
                                           Mail Code SVC06C30
                                           Irving, TX  75038

Dudley C. Mecum                            Managing Director
Director                                   Capricorn Management
United States                              30 East Elm Street
                                           Greenwich, CT 06830

                             (Page 15 of 19 Pages)

Name, Title and Citizenship                Principal Occupation and Business Address

Richard D. Parsons                         President
Director                                   Time Warner Inc.
United States                              75 Rockefeller Plaza, 29th fl
                                           New York, NY 10019

Andrall E. Pearson                         Chairman & Chief Executive Officer
Director                                   TRICON Global Restaurants, Inc.
United States                              660 Steamboat Road
                                           Greenwich, CT 06830

John S. Reed                               Chairman and Co-Chief Executive Officer
Director and                               Citigroup Inc.
Executive Officer                          153 East 53rd Street, 4th fl
United States                              New York, NY 10043

Robert E. Rubin                            Member of the Office of the Chairman
Director and                               Citigroup Inc.
Executive Officer                          153 East 53rd Street, 4th fl
United States                              New York, NY 10043

Robert B. Shapiro                          Chairman and Chief Executive Officer
Director                                   Monsanto Company
United States                              800 North Lindbergh Boulevard
                                           Mail Zone D1S
                                           St. Louis, MO 63167

Franklin A. Thomas                         Former President
Director                                   The Ford Foundation
United States                              595 Madison Avenue, 33rd fl
                                           New York, NY 10022

Sanford I. Weill                           Chairman and Co-Chief Executive Officer
Director and                               Citigroup Inc.
Executive Officer                          153 East 53rd Street, 4th fl
United States                              New York, NY 10043

Edgar S. Woolard, Jr.                      Former Chairman & Chief Executive Officer
Director                                   E.I. du Pont de Nemours & Company
United States                              1007 Market Street
                                           Wilmington, DE 19898

Arthur Zankel                              General Partner
Director                                   First Manhattan Co.
United States                              437 Madison Avenue
                                           New York, NY 10022

Michael A. Carpenter                       Co-Chief Executive Officer
Executive Officer                          Global Corporate and Investment Bank
United States                              Citigroup Inc.
                                           399 Park Avenue, 2nd fl
                                           New York, NY 10043

Paul J. Collins                            Vice Chairman
Executive Officer                          Citigroup Inc.
United States                              153 East 53rd St., 4th fl
                                           New York, NY 10043


                             (Page 16 of 19 Pages)

Name, Title and Citizenship                Principal Occupation and Business Address

Michael D'Ambrose                          Senior Human Resources Officer
Executive Officer                          Citigroup Inc.
United States                              153 East 53rd St., 4th fl
                                           New York, NY 10043

Jay S. Fishman                             President & CEO
Executive Officer                          Travelers Property Casualty Corp.
United States                              One Tower Square, 8GS
                                           Hartford, CT 06183

Edward D. Horowitz                         Citigroup Inc.
Executive Officer                          153 East 53rd St., 4th fl
United States                              New York, NY 10043

Thomas Wade Jones                          Co-Chairman & CEO
Executive Officer                          SSB Asset Management Group
United States                              153 East 53rd St., 4th fl
                                           New York, NY 10043

Robert I. Lipp                             Chairman & CEO
Executive Officer                          Global Consumer Business
United States                              Citigroup Inc.
                                           153 East 53rd St., 4th fl
                                           New York, NY 10043

Deryck C. Maughan                          Vice Chairman
Executive Officer                          Citigroup Inc.
United Kingdom                             153 East 53rd St., 4th fl
                                           New York, NY 10043

Victor J. Menezes                          Co-Chief Executive Officer
Executive Officer                          Global Corporate and Investment Bank
India                                      Citigroup Inc.
                                           399 Park Avenue, 2nd fl
                                           New York, NY 10043

Heidi G. Miller                            Chief Financial Officer
Executive Officer                          Citigroup Inc.
United States                              153 East 53rd St., 4th fl
                                           New York, NY 10043

Charles O. Prince, III                     Co-General Counsel/Corporate Secretary
Executive Officer                          Citigroup Inc.
United States                              153 East 53rd St., 4th fl
                                           New York, NY 10043

William R. Rhodes                          Vice Chairman
Executive Officer                          Citigroup Inc.
United States                              399 Park Avenue, 2nd fl
                                           New York, NY 10043

Petros Sabatacakis                         Senior Risk Officer
Executive Officer                          Citigroup Inc.
United States                              153 East 53rd Street
                                           New York, NY  10043

                             (Page 17 of 19 Pages)

Name, Title and Citizenship                Principal Occupation and Business Address

Todd S. Thomson                            Senior Vice President
Executive Officer                          Citigroup Inc.
United States                              153 East 53rd St., 4th fl
                                           New York, NY 10043

Marc P. Weill                              Head of Citigroup Investments
Executive Officer                          Citigroup Inc.
United States                              153 East 53rd St., 4th fl
                                           New York, NY 10043

Robert B. Willumstad                       Chairman
Executive Officer                          CitiFinancial Credit Company
United States                              153 East 53rd St., 5th fl
                                           New York, NY 10043

                             (Page 18 of 19 Pages)

                                 EXHIBIT INDEX

1. Joint Filing Agreement, dated as of January 7, 2000 by and among CVC, Citibank, Citicorp, Citigroup Holdings and Citigroup.

2. Agreement and Plan of Merger, dated as of February 18, 1999 by and among the Issuer, MCD and the Stockholders.

3.       First Amendment, dated as of July 27, 1999.

4.       Second Amendment, dated as of September 13, 1999.

5.       Third Amendment, dated as of October 29, 1999.

6.       Fourth Amendment, dated as of December 15, 1999.

7.       Escrow Agreement, dated as of December 29, 1999.

                             (Page 19 of 19 Pages)